UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 22, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K consists of the news releases which appear immediately following this page.

Investor Relations
Tel. +41-44-234
41 00
Media Relations
Tel. +41-44-234
85 00
UBS Group AG and UBS AG, News Release, 22 April 2026

22 April 2026
Ad hoc announcement pursuant to article 53 of the SIX Exchange Regulation Listing Rules
News release
UBS statement on regulatory capital announcements made by the Swiss government
Zurich, 22 April 2026 – Earlier today, the Swiss Federal Council published its final Capital Adequacy Ordinance
(CAO) specifying the regulatory capital treatment of select assets for banks headquartered in Switzerland.
As well as publishing the final CAO, the Federal Council also submitted to parliament its final proposal for amendments to the Banking Act that governs the capital treatment of foreign participations of systemically important banks. This proposal will now be deliberated by parliament in the normal course of business.
UBS continues to strongly disagree with the proposed package, which is extreme, lacks international alignment and disregards concerns of the majority of respondents to the government’s consultations. If adopted, the proposed measures would have far-reaching
consequences for the Swiss economy.
The materials published by the Swiss government today contain assertions that we believe to be misleading.
Considering UBS has just received this information, we are in the process of thoroughly evaluating all documents and statements made during the Federal Council’s press conference. We will provide additional comments at the latest with our results for the first quarter of 2026, which will be published on 29 April
2026.
Capital impact from the changes to the Capital Adequacy Ordinance
Under the new ordinance, UBS’s capitalized software will be subject to an amortization schedule of no more than three years for capital purposes, regardless of economic useful life. In addition, prudential valuation adjustments will be revised, resulting in higher capital deductions for assets and liabilities that are subject to valuation uncertainty.
The treatment of deferred tax assets arising from temporary differences remains unchanged and aligned with international regulation.
Regarding Additional Tier 1 (AT1) capital instruments, the Federal Council has decided not to proceed with the proposed adjustments to AT1 capital instruments for the time being, as it considers it more appropriate to
await the international developments that are currently under way in this area.
Based on today’s publication, the changes to prudential valuation adjustments will become effective on
1 January 2027, while the changes to the capital treatment of capitalized software must be implemented by
1 January 2029. The amendments announced today, once fully implemented, are expected to eliminate
approximately USD 4bn of net CET1 capital at the Group (consolidated) level. This would reduce the CET1 capital ratio at UBS Group by around 0.8 percentage points. At UBS AG standalone, the net CET1 capital impact is estimated at approximately USD 2bn.

Investor Relations
Tel. +41-44-234
41 00
Media Relations
Tel. +41-44-234
85 00
UBS Group AG and UBS AG, News Release, 22 April 2026

Estimated incremental capital from proposed changes to the regulatory treatment of foreign participations
Under the proposal relating to foreign participations that will now proceed through the parliamentary process, investments in foreign participations would be fully deducted from UBS AG’s standalone CET1capital.
The proposal provides that the amendments would be phased in over seven years, assuming no delays during the parliamentary deliberations, starting with a 65% deduction requirement in the first year and increasing to
100% by 5-percentage-point increments each year.
The full deduction of investments in foreign subsidiaries would require UBS AG to hold additional CET1 capital of around USD 20bn.
Estimated overall capital impact of Credit Suisse acquisition
When including the USD 2bn net CET1 impact from the amendments to the CAO, the total incremental CET1 capital of around USD 22bn required at UBS AG would result in a de facto minimum CET1 capital ratio at the
UBS Group AG (consolidated) level of around 18.4%.
At Group level, including the derecognition of around USD 4bn of net CET1 capital from the CAO measures related to capitalized software and prudential valuation adjustments, the CET1 capital ratio would decrease the aforementioned 18.4% to around 17.6%. This would contribute to a further underrepresentation of
UBS’s capital strength compared to its peers.
These estimates have been calculated based on our balance sheet at 31 December 2025, assuming that all capital measures are adopted as currently proposed and using an assumed CET1 capital ratio of 12.5% for
UBS AG and 14.0% for UBS Group as a starting point as previously disclosed.
The Federal Council’s stated pro-forma CET1 capital ratio for UBS of 15.5% and the accompanying peer comparison are misleading, requiring further clarification.
The incremental capital of USD 22bn mentioned above would be in addition to the previously communicated incremental capital of around USD 15bn that UBS must hold as a result of the acquisition of Credit Suisse to meet existing regulations. This includes around USD 9bn to remove the regulatory concessions granted to
Credit Suisse and around USD 6bn to meet the current progressive requirements due to the increased size
and higher market share of the combined business.
As a result, UBS would be required to hold around USD 37bn in additional CET1 capital in total, with an annual capital cost of around USD 3bn.
Impact assessment for the broader Swiss economy
The Federal Council’s mandatory regulatory impact assessment for the proposed banking regulation remains insufficient in both scope and methodology to serve as a sound basis for evaluating the potentially far-
reaching consequences for the Swiss economy as a whole.
A recent study by independent Swiss economic research institute BAK Economics used its established macroeconomic model to quantify the significant and permanent effects of the proposed full deduction of foreign participations from CET1 capital. According to the study, the impact on borrowing costs and credit
supply from this specific regulatory change could result in cumulative losses in Switzerland’s gross domestic product of up to CHF 34 billion over a ten-year period, alongside lasting declines in investment, employment, and tax revenues.

Investor Relations
Tel. +41-44-234
41 00
Media Relations
Tel. +41-44-234
85 00
UBS Group AG and UBS AG, News Release, 22 April 2026

Targets
and capital returns
As none of the regulatory changes are expected to become effective before 2027, UBS Group AG maintains its target of achieving an underlying return on CET1 capital of around 15% and an underlying cost/income ratio of <70% by the end of 2026 (both on an exit rate basis).
UBS remains committed to its planned 2026 capital returns.
UBS remains committed to its business model and to contributing to fact-based deliberations
UBS remains committed to its diversified business model and unique regional footprint, as the largest truly global wealth manager and leading bank in Switzerland, with targeted, competitive investment bank and asset management capabilities.
UBS already operates with strong capital buffers, and Switzerland’s existing capital framework is among the most stringent globally. The CAO
and the proposed capital treatment of foreign participations would further increase these requirements. UBS looks to the parliamentary deliberation process in connection with the proposed treatment of foreign participations to take account of the concerns raised by many stakeholders during the democratic consultation process. In particular,
stakeholders have highlighted the material
economic harm to households and corporates in Switzerland and the importance of maintaining a strong, internationally competitive financial center. UBS will continue to contribute facts and analysis that support informed decision-making.
In parallel, UBS will continue to evaluate appropriate measures to protect the interest of its shareholders while mitigating the impact, if possible, on its clients and employees.
UBS Group AG and UBS AG
Investor contact
Switzerland:
+41-44-234 41 00
Media contact
Switzerland:
+41-44-234 85 00
UK:
+44-207-567 47 14
Americas:
+1-212-882 58 58
APAC:
+852-297-1 82 00
www.ubs.com/media

This
Form
6-K
is
hereby
incorporated
by
reference
into
(1)
each
of
the
registration
statements
on
Form
F-3
(Registration Numbers 333-283672 and
333-293403), and on Form S-8
(Registration Numbers 333-200634; 333-
200635;
333-200641;
333-200665;
333-215254;
333-215255;
333-228653;
333-230312;
333-249143
and
333-
272975),
and
into
each
prospectus
outstanding
under
any
of
the
foregoing
registration
statements,
(2)
any
outstanding offering circular or
similar document issued or
authorized by UBS AG that
incorporates by reference
any Forms
6-K of
UBS AG
that are
incorporated into
its registration
statements filed
with the
SEC, and
(3) the
base prospectus
of Corporate
Asset Backed
Corporation (“CABCO”)
dated June
23, 2004
(Registration Number
333-111572),
the
Form
8-K
of
CABCO
filed
and
dated
June
23,
2004
(SEC
File
Number
001-13444),
and
the
Prospectus
Supplements
relating
to
the
CABCO
Series
2004-101
Trust
dated
May
10,
2004
and
May
17,
2004
(Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly______________
Name:
David Kelly
Title:
Managing Director
By: _/s/ Ella Copetti-Campi_________
Name:
Ella Copetti-Campi
Title:
Executive Director
UBS AG
By: _/s/ David Kelly______________
Name:
David Kelly
Title:
Managing Director
By: _/s/ Ella Copetti-Campi________
Name:
Ella Copetti-Campi
Title:
Executive Director
Date: April 22, 2026